                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                         COMMISSION FILE NUMBER: 0-13432

                                  (Check One):
     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended:     March 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period Ended: ___________

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

                      IEA Marine Container Income Fund V(B)
--------------------------------------------------------------------------------
                             Full Name of Registrant
                            Former Name if Applicable

                          444 Market Street, 15th Floor
--------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             San Francisco, CA 94111
--------------------------------------------------------------------------------
                            City, State and Zip Code


PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X]       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

    As reported in the Registrant's Current Report on Form 8-K, filed February 7, 1997, and Amendment No. 1 to Current Report on Form 8-K, filed February 26, 1997, Arthur Andersen, London, England, resigned as auditors of The Cronos Group, a Luxembourg Corporation headquartered in Orchard Lea, England (the "Parent Company"), on February 3, 1997.

    The Parent Company is the indirect corporate parent of Cronos Capital Corp., the Managing General Partner of the Registrant. In its letter of resignation to the Parent Company, Arthur Andersen states that it is resigning as auditors of the Parent Company and all other entities affiliated with the Parent Company. While its letter of resignation is not addressed to the General Partner of the Registrant, Arthur Andersen has confirmed to the Managing General Partner that its resignation as auditors of the entities referred to in its letter of resignation includes its resignation as auditors of Cronos Capital Corp. and the Registrant.

    Due to the nature and timing of Arthur Andersen's resignation, the Parent Company and Managing General Partner were unable to name a successor auditor on behalf of the Registrant until it retained Moore Stephens, P.C. ("Moore Stephens") on April 10, 1997, as reported in the Registrant's Current Report on Form 8-K, filed April 14, 1997. Moore Stephens has recently commenced its audit of the Registrant's financial statements for the year ending December 31, 1996. The period subsequent to Moore Stephens' appointment has been occupied with reviewing the predecessor's audit workpapers and gaining an understanding of the Registrant's, Managing General Partner's and Parent Company's business. As a result of the aforementioned resignation and subsequent appointment of Moore Stephens as successor auditor, the Registrant has been unable to complete its audit and file its Annual Report on Form 10-K for the period ending December 31, 1996 within the 15 day extension provided by Rule 12B-25 and its Quarterly Report on Form 10-Q for the period ending March 31, 1997. The Registrant will undertake to file its Annual Report on Form 10-K for the period ending December 31, 1996 and its Quarterly Report on Form 10-Q for the period ending March 31, 1997 with the Commission no later than June 15, 1997.

PART IV -- OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification

          John Kallas                   415                677-8990
         -------------              ------------     --------------------
            (Name)                  (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [ ] Yes    [X] No

         Annual Report on Form 10-K for the period ending December 31, 1996.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Reference is made to Exhibit I attached hereto.



                      IEA Marine Container Income Fund V(B)
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 14, 1997              By    Cronos Capital Corp.
                                       The Managing General Partner

                                 By    /s/ John Kallas
                                       ----------------------------------------
                                       John Kallas
                                       Vice President/Treasurer
                                       Principal Accounting and Finance Officer

                                    EXHIBIT I

                      STATEMENT IN RESPONSE TO PART IV-(3)



    Net lease revenue for the first quarter of 1997 was $92,676, a decline of 43% from the first quarter of 1996. Approximately 49% of the Registrant's net earnings for the three-month period ended March 31, 1997 were from gain on disposal of equipment, as compared to 38% for the same three-month period in the prior year. As the Registrant's container disposals increase in subsequent periods, net gain on disposal should contribute significantly to the Registrant's net earnings and may fluctuate dependent on the level of container disposals.

    Gross rental revenue (a component of net lease revenue) for the quarter was $157,002, a decline of 49% from the same period last year. During 1997, gross rental revenue was primarily impacted by the Registrant's declining fleet size. However, the sluggish container leasing market conditions that existed during 1996 and throughout the first quarter of 1997 also contributed to lower average per-diem rental rates, which declined 8% when compared to the same period in the prior year. The Registrant's average fleet size and utilization rates for the three-month periods ended March 31, 1997 and 1996 were as follows:

                                                       Three Months Ended
                                                     ---------------------
                                                     March 31,   March 31,
                                                       1997        1996
                                                     ---------   ---------
          Average Fleet Size (measured in
             twenty-foot equivalent units (TEU))      1,479       2,652
          Average Utilization                            89%         82%

    The Registrant's aging and declining fleet size contributed to a 43% decline in depreciation expense when compared to the same period in the prior year. Rental equipment operating expenses were 11% of the Registrant's gross lease revenue during the three-month period ended March 31, 1997, as compared to 23% during the three-month period ended March 31, 1996. Contributing to the decline were reductions in certain expenses such as repair and maintenance, no longer incurred at levels comparable to prior periods. Additionally, direct operating expenses including storage and handling declined as a result of the Registrant's decision to dispose of its off-hire containers. The Registrant's declining fleet size and related operating results also contributed to a decline in base management and incentive fees, when compared to the same period in the prior year.

    As reported in the Registrant's Current Report on Form 8-K and Amendment No. 1 to Current Report on Form 8-K, filed with the Commission on February 7, 1997 and February 26, 1997, respectively, Arthur Andersen, London, England, resigned as auditors of the Parent Company on February 3, 1997.

    The Parent Company is the indirect corporate parent of the Managing General Partner of the Registrant. In its letter of resignation to the Parent Company, Arthur Andersen states that it resigned as auditors of the Parent Company and all other entities affiliated with the Parent Company. While its letter of resignation was not addressed to the Managing General Partner of the Registrant, Arthur Andersen confirmed to the Managing General Partner that its resignation as auditors of the entities referred to in its letter of resignation included its resignation as auditors of Cronos Capital Corp. and the Registrant.

    The Registrant does not, at this time, have sufficient information to determine the impact, if any, that the concerns expressed by Arthur Andersen in its letter of resignation may have on the future operating results and financial condition of the Registrant or the Leasing Company's ability to manage the Registrant's fleet in subsequent periods. However, the Managing General Partner of the Registrant does not believe, based upon the information currently available to it, that Arthur Andersen's resignation was triggered by any concern over the accounting policies and procedures followed by the Registrant.

    Arthur Andersen's report on the financial statements of the Managing General Partner and the Registrant, for either of the past two years, has not contained an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope, or accounting principles.

    During the Registrant's two most recent fiscal years and the subsequent interim period preceding Arthur Andersen's resignation, there have been no disagreements between the Managing General Partner or the Registrant and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

    The Registrant retained a new auditor, Moore Stephens, P.C., on April 10, 1997, as reported in its current report on Form 8-K, filed April 14, 1997.


  Cautionary Statement

    This Report on Form 12b-25 contains statements relating to future results of the Registrant, including certain projections and business trends, that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in economic conditions; trade policies, demand for and market acceptance of leased marine cargo containers; and competitive utilization and per-diem rental rate pressures, as well as other risks and uncertainties, including but not limited to those described in the above discussion of the marine container leasing business under Exhibit I, Statement in Response to Part IV-(3) and those detailed from time to time in the filings of Registrant with the Securities and Exchange Commission.

                      IEA MARINE CONTAINER INCOME FUND V(B)
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                            STATEMENTS OF OPERATIONS

   FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND 1996 (UNAUDITED)




                                                            Three Months Ended
                                                          ----------------------
                                                          March 31,     March 31,
                                                            1997          1996
                                                          --------      --------
Net lease revenue                                         $ 92,676      $163,397

Other operating expenses:
   Depreciation                                             36,811        64,567
   Other general and administrative expenses                 8,597         6,870
                                                          --------      --------
                                                            45,408        71,437
                                                          --------      --------

     Earnings from operations                               47,268        91,960

Other income:
   Interest income                                           5,329         6,319
   Net gain on disposal of equipment                        50,160        59,615
                                                          --------      --------
                                                            55,489        65,934
                                                          --------      --------

     Net earnings                                         $102,757      $157,894
                                                          ========      ========

Allocation of net earnings:

   General partners                                       $ 29,108      $ 31,042
   Limited partners                                         73,649       126,852
                                                          --------      --------

                                                          $102,757      $157,894
                                                          ========      ========

Limited partners' per unit share of net earnings          $   4.30      $   7.40
                                                          ========      ========